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                             October 3, 2023

       Andy Jin
       CEO
       NOCERA, INC.
       3F (Building B) , No. 185 , Sec. 1 , Datong Rd .
       Xizhi Dist. , New Taipei City 221
       Taiwan (R.O.C.)

                                                        Re: NOCERA, INC.
                                                            Form 10-K/A filed
September 6, 2023
                                                            Form 10-Q filed
August 21, 2023
                                                            File No. 1-41434

       Dear Andy Jin:

               We have reviewed your September 6, 2023 response to our comment letter and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing your response to this letter, we may have additional comments.

       Form 10-Q filed August 21, 2023

       Note 1, page 8

   1. It appears that the XFC discontinued operations disclosures are also required in your interim financial
statements. See ASC 205-20-45-3.
       Form 10-K/A filed September 6, 2023

       Note 23, page F-40

   2. Please file the Meixin financial statements referenced in response number 7 of your letter dated July 10, 2023.



              Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.
 Andy Jin
NOCERA, INC.
October 3, 2023
Page 2

                             Sincerely,

FirstName LastNameAndy Jin   Division of Corporation Finance
                             Office of Industrial Applications and
Comapany NameNOCERA, INC.
                             Services
October 3, 2023 Page 2
cc:       Andy Jin
FirstName LastName